UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

VALASSIS COMMUNICATIONS, INC.

(Name of Subject Company and Filing Person (Issuer))

Options to Purchase Common Stock,

par value $.01 per share

(Title of Class of Securities)

918866104

(CUSIP Number of Class of Securities (Underlying Common Stock))

Todd L. Wiseley, Esq.

General Counsel,

Senior Vice President, Administration and Secretary

Valassis Communications, Inc.

19975 Victor Parkway

Livonia, Michigan 48152

(734) 591-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a Copy to:

Amy S. Leder, Esq.

McDermott Will & Emery LLP

340 Madison Avenue

New York, New York 10173

(212) 547-5400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not Applicable	Not Applicable

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A

Form or Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Attached is Valassis Communications, Inc.’s (the “Company”) Notice of Annual Meeting of Stockholders and Definitive Proxy Statement (the “Definitive Proxy Statement”) for the Annual Meeting of Stockholders to be held on April 23, 2009 (the “2009 Annual Meeting”), which contains, among other things, a proposal to be submitted to the Company’s stockholders to approve an exchange program under which the Company’s employees would be permitted to surrender outstanding stock options in exchange for new stock options covering fewer shares, with an exercise price equal to the fair market value of the Company’s common stock on the grant date and new vesting requirements (the “Option Exchange Program”). The Definitive Proxy Statement does not constitute an offer to holders of the Company’s outstanding stock options to exchange those options. The proposed Option Exchange Program will only be commenced, if at all, if the Company’s stockholders approve the Option Exchange Program proposal at the 2009 Annual Meeting, which approval shall be deemed to be an amendment to the Company’s applicable existing equity incentive plans to permit the proposed Option Exchange Program.

The Option Exchange Program has not yet commenced and will not commence unless the requisite stockholder approval is obtained at the 2009 Annual Meeting. Even if the requisite stockholder approval is obtained, the Company may still decide later not to implement the Option Exchange Program. The Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) upon the commencement of the Option Exchange Program. Persons who are eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available because they will contain important information about the Option Exchange Program.

In connection with the Option Exchange Program proposal to be voted on by the Company’s stockholders at the 2009 Annual Meeting, the Company has filed the Definitive Proxy Statement with the SEC and may file other relevant materials with the SEC. The Company’s stockholders are urged to read such materials as and when they become available and before making any voting decision regarding the Option Exchange Program proposal because they contain important information about the proposal.

The Company’s stockholders and option holders may obtain the written materials described above and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, when available, stockholders and option holders may obtain free copies of the documents filed by the Company with the SEC by directing a written request to: Valassis Communications, Inc., 19975 Victor Parkway, Livonia, Michigan 48152, Attention: Todd Wiseley, General Counsel, Senior Vice President, Administration and Secretary.

ITEM 12.	EXHIBITS.

Exhibit Number	Description

99.1	Definitive Proxy Statement for the 2009 Annual Meeting of Stockholders (filed with the SEC on March 23, 2009 and incorporated herein by reference (File No. 001-10991)).